SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Republic Airways Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

760276105
(CUSIP Number)

Man Group plc

Riverbank House

2 Swan Lane

London

EC4R 3AD

United Kingdom

Attention: Michelle Robyn Grew, Chief Administrative Officer

+44 20 7144 7245

With a copy to:

Eleazer N. Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88165U109	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Man GLG Select Opportunities Master LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 328,728 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 328,728 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 328,728 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.65%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 88165U109	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON GLG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 328,728 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 328,728 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 328,728 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.65%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 88165U109	SCHEDULE 13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Man Group plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 328,728 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 328,728 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 328,728 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.65%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 88165U109	SCHEDULE 13D	Page 5 of 8 Pages

This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed on September 22, 2016 (the "Original Schedule 13D", and as amended hereby, the "Schedule 13D") with respect to the with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Republic Airways Holdings Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 3, 4 and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Common Stock reported herein were derived from general working capital of the GLG Fund. A total of approximately $1,260,740 million was paid to acquire the shares of Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 6, 2016, the Reporting Persons served upon the Issuer a Notice of Intent to Sell, Trade or Otherwise Dispose of Tax Ownership of Stock or to Claim a Worthlessness Deduction Under Section 382(g)(4)(D) (the "Notice of Intent"), notifying the Issuer of its intent to sell Common Stock. On December 12, 2016, the Issuer filed a statement on the public docket in their bankruptcy cases captioned In re Republic Airways Holdings Inc., et al., Case No. 16-10429 (SHL) (Bankr. S.D.N.Y.), approving the Notice of Intent.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a)	The percentages used in this Schedule 13D are calculated based upon 50,955,051 shares of Common Stock reported to be outstanding as of October 19, 2016 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on October 20, 2016.

CUSIP No. 88165U109	SCHEDULE 13D	Page 6 of 8 Pages

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons.

The Reporting Persons may determine to pursue transactions with the Issuer with the Other Beneficial Owners, which may include former or current members of the Ad Hoc Committee. While the Reporting Persons disclaim membership in a "group", within the meaning of Section 13(d) of the Exchange Act, the Reporting Persons may be deemed to be members of a "group", within the meaning of Section 13(d) of the Exchange Act, with the Other Beneficial Owners. Based on information and belief, the aggregate number of shares of Common Stock beneficially owned by current members of the Ad Hoc Committee, would be 10,443,728 shares or approximately 20.50% of the Issuer's Common Stock.

Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock beneficially owned by the Other Beneficial Owners.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Common Stock by the Reporting Persons within the past sixty days, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

CUSIP No. 88165U109	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2016

Man GLG Select Opportunities Master LP
By:	GLG LLC,
its Investment Manager

By: /s/ Eric Burl
Name: Eric Burl
Title: President

GLG LLC

By: /s/ Eric Burl
Name: Eric Burl
Title: President

MAN GROUP PLC

By: /s/ Michelle Robyn Grew
Name: Michelle Robyn Grew
Title: Chief Administrative Officer

CUSIP No. 88165U109	SCHEDULE 13D	Page 8 of 8 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock which were effectuated by a Reporting Person within the past sixty days. All transactions were effectuated in the open market through a broker.

GLG FUND.

Trade Date	Shared Purchased (Sold)	Price ($)*

12/12/2016	(300,000)	0.2129
12/12/2016	(2,240,000)	0.15759
12/19/2016	(250,000)	0.1267

*       Excluding commissions, SEC fees, etc. (rounded to nearest cents).